Filed by CME Group Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: NYMEX Holdings, Inc.

Subject Company’s Commission File No.: 001-33149

The video relating to the following employee meeting was posted to www.cme.com on March 20, 2007.

(music first 13 minutes)

Bryan	Okay. .......... Alright. Good morning everybody. If I could ask folks not to hover around the walls. We feel unwanted up here. So let’s come a little closer together if we may. (movement) That’s much better. Much better. Thank you. ...........

14:05	Alright. I’ll try to speak up, but thank you all for coming this morning. And as Craig is in New York and uh, Gil is traveling in Asia today. So they’re apologies that they can’t be here this morning. But it was critical for us to be able to communicate with you about our news this morning. And so I wanted to spend some time with you and I’ll try to be as thoughtful and considerate of your time to brief you on our definitive agreement to acquire NYMEX

Gil explained and Craig explained the wide range of benefits of this deal and what it means to our organization. And just to reiterate what it means to our fine organization, we’re going to be bringing together the largest in terms of the interest rate in agricultural exchange with the energies markets. And we’ve been working at this for some time now in terms of facilitating a partnership between ourselves and the NYMEX group.

This was the beginning of a relationship that has spanned for several years. As we started with our agreement with them to list their products on Globex back in 2006, but we really started some relationship building some time back in the early 90’s with the work on Clearing 21 as well as some introduction of E-mini products back in 2002. So we think that this is a natural extension of that relationship and really formulating that partnership going forward.

Now to us as employees, it gives us a new, exciting opportunity, which all of you have proven to be extremely formidable at in terms of bringing these companies together. We’ve done a very fine job in terms of the integration between the Chicago Board of Trade and the CME Group, and we think that by adding this to our footprint it’s going to open up all new opportunities for this business. And what I mean by that is it’s going to allow us to grow in the context of new products, growth in the OTC business, and extend our overall global reach. There’s challenging work ahead for all of us — that’s without a doubt — and we’re going to be continuing to depend upon each and every one of you for your drive, your innovation, your talent, and your ambition to see us through this initiative.

Now, I know that a lot of you have some questions today with respects to the future and what that future means. And as with most mergers and acquisitions, there’s questions with respect to jobs. And we don’t have any decisions that we can share with you today, as I hope that you can appreciate, with the [recentcy] of the announcement this morning. We don’t know what individual jobs will be maintained or eliminated or subject to transition in this combined company until the deal actually closes. But what we do know, and what we want to make sure people bear in mind is that we’re going to need tremendous effort and tremendous talent to maintain the NYMEX markets. Their trading floor will remain in New York. We’re going to continue to build on the NYMEX energy and metals products, cross sell them with our own products; we need to sell a whole new range of new customers and to grow this combined company around the world. As soon as we know more, we will be sharing more with you regarding the staffing process as we move forward. But just like the last time, we should expect and you should know that there’s legal restrictions that may limit what we can and cannot say and do for some time.

Now today we announced this deal, but there’s a long road ahead of us to complete this acquisition as we work to secure our regulatory approval, our shareholder approval, and we meet the necessary closing conditions to make this all happen. So I’m asking for, and on behalf of the entire management team, we’re asking for your patience throughout this process and we promise to share as much information as we can with you as soon as we can. We’ll continue to maintain our “just ask” site, which was very beneficial to all of us in the combination between the CBOT and CME. We would ask you to submit your questions, and also to share your feedback on this process as we go forward.

Now last but not least, we’d be very remiss not to acknowledge the hard work that each and every one of you have already done to bring us to where we are today with the CME and the CBOT integration and those important integration milestones that we’re yet to deliver. We know that you’ve put in long hard hours to deliver these initiatives and we want you to know how much we appreciate your extraordinary efforts. You have demonstrated just how well we can come together as a combined organization to complete a major large scale initiative on behalf of all of our customers, our shareholders, your commitment and your high quality of execution bodes extremely well for our combination with NYMEX.

Now like the CME/CBOT merger, our combination with NYMEX will demand a lot from people such as yourselves across this entire organization. But we also cannot lose sight of our responsibility to be maintaining the core growth of the CME Group’s existing business. What we mean by that is we have a lot on our agenda in addition to this that we have to continue to execute and be focused on going forward. You’re going to be relied upon to do that.

We know that your plates are very full, and we’re asking you to see us through yet another major defining year for our company. It’s very exciting. Time and time again, you have risen to that occasion. We know that; we appreciate it; and we know you’ll do so again.

Forward Looking Statements:

This transcript may contain forward-looking information regarding CME Group Inc. and NYMEX Holdings, Inc. and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME Group and NYMEX Holdings, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME Group’s and NYMEX Holdings’ management which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; the proposed transaction may not be consummated on the proposed terms and schedule; uncertainty of the expected financial performance of CME Group following completion of the proposed transaction; CME Group may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected; the integration of NYMEX Holdings with CME Group’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Item 1A of NYMEX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. Copies of said 10-Ks are available online at http://www.sec.gov or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, CME Group and NYMEX Holdings undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.

Important Merger Information

In connection with the proposed transaction, NYMEX Holdings and CME Group intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a joint proxy statement/prospectus. Such documents, however, are not currently available. Investors are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CME Group and NYMEX Holdings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to CME Group Inc., Attention: Shareholder Relations, 20 S. Wacker Drive, Chicago, Illinois 60606 , (312) 930-1000.

CME Group and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME Group’s directors and executive officers is available in CME Group’s proxy statement, dated March 17, 2008, for its 2008 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.